Exhibit 21.1

Subsidiaries of Avici

(a)	Avici Systems International, Inc., a Delaware Corporation

(b)	Avici Systems Europe B.V., a Dutch limited liability company

(c)	Avici Systems France sarl, a French limited liability company

(d)	Avici Systems Germany GmbH, a German limited liability company

(e)	Avici Systems Texas, Inc., a Delaware Corporation

(f)	Avici Systems Texas, L.P., a Texas limited partnership

(g)	Avici Systems KK, a Japanese corporation